UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 333-82153

Aircraft Finance Trust

(Exact name of registrant as specified in its charter)

1100 North Market Street, Rodney Square North, Wilmington, Delaware 19890
(302) 651-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$512,500,000 Class A-1 Floating Rate Asset Backed Notes, Series 1999-1 (“Class A-1 Notes”)
$400,000,000 Class A-2 Floating Rate Asset Backed Notes, Series 1999-1 (“Class A-2 Notes”)
$126,500,000 Class B Floating Rate Asset Backed Notes, Series 1999-1 (“Class B Notes”)
$106,000,000 Class C Floating Rate Asset Backed Notes, Series 1999-1 (“Class C Notes”)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15-d-6	[ ]
		Rule 12h-3(b)(3)	[ ]

     Approximate number of holders of record of the Class A-1 Notes as of the certification or notice date: 6.

     Approximate number of holders of record of the Class A-2 Notes as of the certification or notice date: 8.

     Approximate number of holders of record of the Class B Notes as of the certification or notice date: 5.

     Approximate number of holders of record of the Class C Notes as of the certification or notice date: 12.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Aircraft Finance Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 8, 2002	Phoenix American Financial Services, Inc., Administrative Agent to Aircraft Finance Trust

	By:	/S/ JOSEPH HORGAN

Joseph Horgan Assistant Vice-President and Controller

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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